UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-176056; 333-184235; 333-213944

National CineMedia, LLC
(Exact name of registrant as specified in its charter)

6300 S. Syracuse Way, Suite 300
Centennial, CO 80111
(303) 792-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6.00% Senior Secured Notes due 2022
5.750% Senior Notes due 2026
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
6.00% Senior Secured Notes due 2022: 1
5.750% Senior Notes due 2026: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, National CineMedia, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: October 10, 2019

By:National CineMedia, Inc., National CineMedia, LLC’s manager

By:	/s/ Katherine L. Scherping
Name: Katherine L. Scherping
Title: Chief Financial Officer